UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number             1-5666

Union Tank Car Company

(Exact name of registrant as specified in its charter)

181 W. Madison Street, 26th Floor, Chicago, Illinois 60602-4510 (312) 372-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1998 Leveraged Leases (L-15) and Pass Through Trust Certificates, Series 1998-A

Pass Through Certificates, Series 1992-A, 8.625%

7.45% Unsecured Notes due 2009

1999 6.79% Senior Secured Notes due 2010

Equipment Trust Certificates Series 24, 6.60%

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

1998 Leveraged Leases (L-15) and Pass Through Trust Certificates, Series 1998-A:	8
Pass Through Certificates, Series 1992-A, 8.625%:	7
7.45% Unsecured Notes due 2009:	38
1999 6.79% Senior Secured Notes due 2010:	11
Equipment Trust Certificates Series 24, 6.60%:	4

Pursuant to the requirements of the Securities Exchange Act of 1934, Union Tank Car Company has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

UNION TANK CAR COMPANY

Date: November 10, 2008	By:	/s/ Mark J.Garrette
Mark J. Garrette, Vice President